LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

[redacted]

07021917

27 February 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 22 February 2007, Re: Dealing in Securities by Principal Officer during Closed Period; and

2) Financial Results Announcement dated 26 February 2007, Re: Second Quarterly Report for the financial period ended 31 December 2006.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 3/20

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 22/02/2007 18:05:11
Submitted by LION INDUSTRIES CORPORATION on 22/02/2007 18:09:11
Reference No LI-070222-75BB6

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Lion Industries Corporation Berhad**
* Stock name : **LIONIND**
* Stock code : **4235**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**
* Subject :

Dealings in Securities by Principal Officer during Closed Period

* **Contents :-**

We refer to the announcement dated 9 February 2007 on the notification by Mr Chong Kian Seng, a principal officer of the Company, of his intention to deal in the securities of the Company during the closed period.

We, on behalf of Mr Chong, wish to inform of the dealings in securities of the Company by Mr Chong, particulars of which are set out in Table I hereunder.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Date of Dealings	Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
16 February 2007	RM1.39	40,000	0.0057
21 February 2007	RM1.44	25,000	0.0036
22 February 2007	RM1.4923	50,000	0.0072

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

22 FEB 2007

4	Profit/(loss) attributable to ordinary equity holders of the parent	12,442	35,323	160,044	15,677
5	Basic earnings/(loss) per share (sen)	1.78	5.07	22.96	2.25
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	3.1100	2.8800

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2006	31/12/2005	31/12/2006	31/12/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	7,958	10,026	15,834	16,580
2	Gross interest expense	40,403	37,217	80,965	75,834

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

26 FEB 2007

Form Version 2.0

Financial Results

Ownership transfer to **LION INDUSTRIES CORPORATION/EDMS/KLSE** on **26/02/2007 18:06:45**
Reference No **LI-070226-78C2D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**LION INDUSTRIES CORPORATION BERHAD**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **30/06/2007**

*** Quarter** : ○ **1 Qtr** ● **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Quarterly report for the financial period ended** : **31/12/2006**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

LICB-07Q2.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 31/12/2006 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2005 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 31/12/2006 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2005 [dd/mm/yyyy] RM'000
1	Revenue	1,178,458	738,999	2,332,986	1,473,514
2	Profit/(loss) before tax	15,058	19,815	176,994	-12,954
3	Profit/(loss) for the period	1,602	31,298	148,597	9,590

LION INDUSTRIES CORPORATION BERHAD (415-D)

END